June 11, 2010

Lyn Shenk

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Netflix, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 000-49802

Ladies and Gentlemen:

Netflix, Inc. (“Netflix” or “the Company” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 28, 2010, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on February 22, 2010 (the “Filing”).

In this letter, we have recited the Staff’s comments and have followed each comment with Netflix’s response.

Notes to the Consolidated Financial Statements, page F-7

Note 1: Organization and Summary of Accounting Policies, page F-7

1.	We note your response to our prior comment 6. Given the lack of comparability between your content accounting and the content accounting by others in your industry that classify purchases of DVD content as operating cash outflows, and given that certain of your content expenditures are classified as operating cash flows while others are classified as investing activities, we believe you should revise your critical accounting policies to state that the classification of your DVD library as a productive asset results in you classifying certain cash outflows as investing activities in your statements of cash flows that others in your industry classify as operating cash outflows and that the amortization of the DVD library is classified as an operating cash flow add back. In addition, we believe that you should quantify the amount of expenditures for DVD content classified as operating and investing activities and the amount of amortization of the DVD library expensed for each period presented. Finally, we encourage you to consider presenting “acquisitions of content library” as the first line item within cash flows from investing activities. Please revise accordingly.

We respectfully advise the Staff that in future filings, beginning with the Form 10-Q for the quarter ending June 30, 2010, we will revise our accounting policy to more clearly disclose the classification of our cash flows associated with content. We will also present our cash outflows from acquisitions of content library more prominently in the consolidated statements of cash flows. Specifically: 1) The line item “Acquisition of DVD content library” within cash flow from investing activities will be presented as the first line item; and 2) The line item “Acquisition of streaming content library” within operating activities will be presented as the first line item within adjustments to reconcile net income to net cash provided by operating activities.

Our revised accounting policy related to content will be disclosed as follows:

Content Accounting

The Company obtains content through DVD direct purchases, streaming content license agreements and DVD and streaming revenue sharing agreements with studios, distributors, and other suppliers.

The Company acquires DVD content for the purpose of renting such content to its subscribers and earning subscription rental revenues, and, as such, the Company considers its direct purchase DVD library to be a productive asset. Accordingly, the Company classifies its DVD library as a non-current asset on the consolidated balance sheets. The Company amortizes its direct purchase DVDs, less estimated salvage value, on a “sum-of-the-months” accelerated basis over their estimated useful lives. The useful life of the new-release DVDs and back-catalog DVDs is estimated to be one year and three years, respectively. In estimating the useful life of our DVDs, the Company considers historical utilization patterns primarily including the number of times a DVD title is shipped to subscribers in a given period as well an estimate for lost or damaged DVDs. The Company provides a salvage value for those direct purchase DVDs that the Company estimates it will sell at the end of their useful lives. For those DVDs that the Company does not expect to sell, no salvage value is provided.

The terms of certain DVD direct purchase agreements with studios and distributors provide for discounts based on type of purchases or based on volume of purchases. The discounts based on type of purchases are recorded as a reduction of DVD library when the eligible titles are purchased. The discounts based on volume of purchases are also recorded as a reduction of DVD library when the eligible titles are purchased and are recorded at a discount rate based on historical and estimated purchases over the title term.

The Company obtains content distribution rights in order to stream movies and TV episodes without commercial interruption to subscribers’ computers and TVs via Netflix Ready Devices. The Company accounts for streaming content in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) topic 920 Entertainment – Broadcasters. Streaming content is generally licensed for a fixed fee for the term of the license agreement. The Company classifies its streaming content obtained through a license agreement as either a current or non-current library in the consolidated balance sheets based on the estimated time of usage after certain criteria have been met, including availability of the streaming content for its first showing. Any licensed streaming content payments not meeting the criteria for classification in the library are classified as prepaid content. The Company amortizes licensed streaming content on a straight-line basis generally over the term of the related license agreements or the title’s window of availability.

The Company also obtains DVD and streaming content through revenue sharing agreements with studios and distributors. The terms of some revenue sharing agreements obligate the Company to make a generally low initial payment for certain titles, representing a minimum contractual obligation under the agreement. The low initial payment is in exchange for a commitment to share a percentage of its subscription revenues or to pay a fee, based on utilization, for a defined period of time, or the title term, which typically ranges from six to twelve months for each title. In certain DVD revenue share arrangements the initial payment may be in the form of an upfront non-recoupable payment. This payment is capitalized in the DVD content library. In other DVD revenue share arrangements and in all streaming revenue share arrangements the initial payment is in the form of a prepayment of future revenue sharing obligations which is classified as prepaid content. This prepayment is amortized as revenue sharing obligations are incurred. If during the title term, the Company determines that the full prepayment will not be amortized based on utilization, a provision for the estimated difference is recorded in the period that such shortfall is deemed probable. Under the revenue sharing agreements for its DVD library, at the end of the title term, the Company generally has the option of returning the DVD to the studio, destroying the DVD or purchasing the DVD. In most cases, the Company purchases the disc where it has the ability to do so. This end of term buy-out cost is also included in DVD library.

Cash flows associated with obtaining content are classified as either operating activities or investing activities based on the underlying type of content obtained and type of arrangement. Other companies in the in-home entertainment video industry classify all cash flows associated with obtaining content as operating activities. We classify cash flows related to our content as follows:

•	Revenue sharing obligations incurred based on utilization are classified as cash used in operating activities in the line item “net income”.

•	Changes in prepaid content are classified as operating activities.

•

The amortization of the streaming and DVD content libraries is classified as a reconciling item between net income and cash flow from operating activities in the line item “Amortization of content library”.

•	The acquisition of streaming content library is classified as cash used in operating activities in the line item “Acquisition of streaming content library”.

•

The acquisition of DVD content library, net of changes in related accounts payable, is classified as cash used in investing activities in the line item “Acquisition of DVD content library” because the DVD content library is considered a productive asset.

Note 5: Commitments and Contingencies, page F-1

Litigation, page F-18

2.	We note your response to our prior comment 7. You propose to state in your revised litigation disclosure that “management has not determined that any potential loss is probable or reasonably estimable at this time and accordingly has not accrued any amounts for any potential loss.” Based on the wording of this proposed disclosure, it is not clear whether no amounts were accrued because (a) management has not made the required determination, (b) management has made the required determination and a loss was determined to the not probable, or (c) management has made the required determination, a loss was determined to be probable, but the amount or range of amounts was not reasonably estimable. Therefore, we reissue our prior comment. Please provide specific conclusions for each of the matters disclosed, ensure that the conclusion is clear as to the likelihood of an adverse outcome, whether or not an amount was accrued (or disclosed), and, if an amount was not accrued (or disclosed), the specific reason (i.e., not probable or reasonably possible, or probable or reasonably possible but amount or range of amounts not reasonably estimable, etc.). Please provide us with a copy of your intended revised disclosure.

We respectfully advise the staff that we will revise our litigation disclosures to clarify our conclusions related to the likelihood of an adverse outcome and the range of reasonably possible losses if such a range can be estimated for each matter. Beginning with the Form 10-Q for the period ending June 30, 2010, our revised disclosures will be similar to the following which is based on our current legal proceedings:

Litigation

From time to time, in the normal course of its operations, the Company is a party to litigation matters and claims, including claims relating to employee relations, business practices and patent infringement. Litigation can be expensive and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict and the Company’s view of these matters may change in the future as the litigation and events related thereto unfold. The Company expenses legal fees as incurred. The Company makes a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Company’s operations or its financial position, liquidity or results of operations.

On March 29, 2010, Parallel Networks, LLC filed a complaint for patent infringement against the Company and others in the United States District Court for the Eastern District of Texas, captioned Parallel Networks, LLC v. Abercrombie & Fitch Co., et. al, Civil Action No 6:10-cv-00111-LED. The complaint alleges that the Company infringed U.S. Patent No. 6,446,111 entitled “Method and Apparatus for Client-Server Communication Using a Limited Capability Client Over a Low-Speed Communication Link,” issued on September 3, 2002. The complaint seeks unspecified compensatory and enhanced damages, interest and fees, and seeks to permanently enjoin the Company from infringing the patent in the future. With respect to this matter, management has determined that a potential loss is not probable and accordingly, no amount has been accrued. Management has determined a potential loss is reasonably possible as it is defined by FASB ASC Topic 450; however, based on its current knowledge, management believes that any amount in the estimated range of reasonably possible losses is immaterial.

On September 25, 2009, Alcatel-Lucent USA Inc. filed a complaint for patent infringement against the Company in the United States District Court for the Eastern District of Texas, captioned Alcatel-Lucent USA Inc. v. Amazon.com Inc., et. al, Civil Action No. 6:09-cv-422. The complaint alleges that the Company infringed U.S. Patents Nos. 5,649,131 entitled “Communications Protocol” issued on July 15, 1997, 5,623,656 entitled “Script Based Data Communication System and Method Utilizing State Memory” issued on April 22, 1997 and 5,404,507 entitled “Apparatus and Method for Finding Records in a Database by Formulating a Query Using Equivalent Terms Which Correspond to Terms in the Input Query,” issued April 4, 1995. The complaint seeks unspecified compensatory and enhanced damages, interest, costs and fees, and seeks to permanently enjoin the Company from infringing the patents in the future. With respect to this matter, management has determined that a potential loss is not probable and accordingly, no amount has been accrued. Management has determined a potential loss is reasonably possible as it is defined by FASB ASC Topic 450; however, based on its current knowledge, management does not believe that the amount of such possible loss or a range of possible loss is reasonably estimable.

In January through April of 2009, a number of purported anti-trust class action suits were filed against the Company. Wal-Mart Stores, Inc. and Walmart.com USA LLC (collectively, Wal-Mart) were also named as defendants in these suits. Most of the suits were filed in the United States District Court for the Northern District of California and other federal district courts around the country. A number of suits were filed in the Superior Court of the State of California, Santa Clara County. The plaintiffs, who are current or former Netflix customers, generally allege that Netflix and Wal-Mart entered into an agreement to divide the markets for sales and online rentals of DVDs in the United States, which resulted in higher Netflix subscription prices. On April 10, 2009, the Judicial Panel on Multidistrict Litigation ordered all cases pending in federal court transferred to the Northern District of California to be consolidated or coordinated for pre-trial purposes. These cases have been assigned the multidistrict litigation number MDL-2029. On March 19, 2010, plaintiffs filed a motion for class certification. The cases pending in the Superior Court of the State of California, Santa Clara County have been consolidated. In addition, in May of 2009, three additional lawsuits were filed—two in the Northern District of California and one in the Superior Court of the State of California, San Mateo County—alleging identical conduct and seeking identical relief. In these three cases, the plaintiffs are current or former subscribers to the online DVD rental service offered by Blockbuster Inc. The two cases filed in federal court on behalf of Blockbuster subscribers have been related to MDL-2029. On December 1, 2009, the federal Court entered an order granting defendants’ motion to dismiss the two federal cases filed on behalf of Blockbuster subscribers. Plaintiffs filed an amended complaint on March 1, 2010. Defendants moved to dismiss the Blockbuster subscribers’ amended complaint on March 31, 2010. The lawsuit filed in Superior Court of the State of California, San Mateo County has been coordinated with the cases pending in Santa Clara County. The complaints, which assert violations of federal and/or state antitrust laws, seek injunctive relief, costs (including attorneys’ fees) and damages in an unspecified amount. With respect to this matter, management has determined that a potential loss is not probable and accordingly, no amount has been accrued. Management has determined a potential loss is reasonably possible as it is defined by FASB ASC Topic 450; however, based on its current knowledge, management does not believe that the amount of such possible loss or a range of possible loss is reasonably estimable.

On October 24, 2008, Media Queue, LLC filed a complaint for patent infringement against the Company in the United States District Court for the Eastern District of Oklahoma, captioned Media Queue, LLC v. Netflix, Inc., et. al , Civil Action No. CIV 08-402-KEW. The complaint alleges that the Company infringed U.S. Patent No. 7,389,243 entitled “Notification System and Method for Media Queue” issued on June 17, 2008. The complaint seeks unspecified compensatory and enhanced damages, interest and fees, and seeks to permanently enjoin the Company from infringing the patent in the future. On February 24, 2009, the case was transferred to the Northern District of California. On August 14, 2009, the Company filed a motion for summary judgment of non-infringement. A hearing on the motion was held on November 17, 2009. On December 1, 2009, the Court granted the Company’s motion for summary judgment of non-infringement. On February 10, 2010, plaintiff appealed the summary judgment ruling. With respect to this matter, management has determined that a potential loss is not probable and accordingly, no amount has been accrued. Management has determined a potential loss is reasonably possible as it is defined by FASB ASC Topic 450; however, based on its current knowledge, management does not believe that the amount of such possible loss or a range of possible loss is reasonably estimable.

On December 28, 2007, Parallel Networks, LLC filed a complaint for patent infringement against the Company in the United States District Court for the Eastern District of Texas, captioned Parallel Networks, LLC v. Netflix, Inc., et. al , Civil Action No 2:07-cv-562-DF. The complaint alleges that the Company infringed U.S. Patent Nos. 5,894,554 and 6,415,335 B1 entitled “System For Managing Dynamic Web Page Generation Requests by Intercepting Request at Web Server and Routing to Page Server Thereby Releasing Web Server to Process Other Requests” and “System and Method for Managing Dynamic Web Page Generation Requests”, issued on April 13, 1999 and July 2, 2002, respectively. The complaint seeks unspecified compensatory and enhanced damages, interest and fees, and seeks to permanently enjoin the Company from infringing the patent in the future. On March 10, 2010, the Company filed a motion for summary judgment of invalidity. On March 26, 2010, the Company filed a motion for summary judgment of non-infringement. Hearing dates have not been scheduled for these motions. With respect to this matter, management has determined that a potential loss is not probable and accordingly, no amount has been accrued. Management has determined a potential loss is reasonably possible as it is defined by FASB ASC Topic 450; however, based on its current knowledge, management believes that any amount in the estimated range of reasonably possible losses will be immaterial

*    *    *

We further acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I may be contacted via email (bmccarthy@netflix.com) or telephone (408) 540 3740.

Sincerely,

By	/s/ Barry McCarthy
Barry McCarthy
Chief Financial Officer, Netflix Inc.

Cc:	David Hyman (Netflix Inc.)

J.C. Berger (Netflix Inc.)